[NLV/Merlin Letterhead]

August 25, 2011

We reiterate our position that the current terms of the proposed Pfizer acquisition do not reflect the fair value of Icagen’s assets.  We are disappointed that the transaction was announced ahead of near-term milestones and we do not intend to tender our shares under the current terms, or based on current public information about Icagen’s prospects.

We base our opinions mainly on facts described in SEC filings and offer our arguments against the current terms of the transaction:

(1)
Pfizer is seeking to acquire Icagen for $56 million but the true cost to Pfizer to acquire the company’s assets is only $22 million when near-term R&D and milestone payments as well as the cash Icagen currently owns are put into the equation.  This cost would be even lower if the Pfizer-Icagen R&D collaboration were renewed after it expires later this year.

(2)
Icagen has several R&D programs that could lead to breakthrough therapies for the treatment of pain, representing potentially multi-billion dollar commercial opportunities.  Pfizer's most recent SEC filing indicates that “neuroscience and pain” is one of its five high-priority therapeutic areas with the highest potential to deliver value.  Ion channels were identified as an area of focus by Pfizer's leadership team.  They state, "Icagen’s development platform, expertise and know-how in the ion channel space was seen as a potential source of new opportunities for Pfizer, beyond the opportunities available under the parties’ Collaborative Agreement."1  We conservatively estimate that Icagen’s pain programs alone could be worth $100-165 million or $11-19 a share.

(3)
A 2006 paper in the journal Nature described the ion channels targeted by this collaboration and the families who have genetic mutations that prevent them from feeling pain.  The authors write, "The complete inability to sense pain in an otherwise healthy individual is a very rare phenotype."2  Pfizer understands the value of these targets as they funded this study and two of the co-authors are Pfizer employees.

1 Pfizer Schedule to Tender Offer Statement (Amendment No. 1), August 19, 2011
2 Cox, J. et al., "An SCN9A channelopathy causes congenital inability to experience pain", Nature, Vol. 444, 14 (December 14, 2006): 894-898

(4)
Pfizer initiated the phase I study of the partnership’s lead compound in December 2010 and proposed to acquire Icagen in July 2011 after having declined an acquisition on numerous prior occasions.  Pfizer's actions suggest that the data are trending positive for the following reasons:  1) the first study was advanced to a second study suggesting that so far the drug is safe, 2) the study was designed to measure signs of activity such as heat pain or odor because families with the genetic mutations have both an inability to feel pain and a reduced sense of smell, and 3) the trial data are open to Pfizer as they are required to monitor safety.  These data provide Pfizer with an unfair advantage not afforded to all investors to determine the value of this program.

(5)
Icagen's Board chose not to pursue other strategic options that could have allowed the pain programs currently partnered with Pfizer to reach significant milestones and create additional value for all shareholders.

We believe these arguments were important to consider in our decision not to tender our shares.  We are not opposed to the acquisition of Icagen by Pfizer at a fair price, but ask for a fair process under which the information held by Pfizer is shared so all stockholders can make an informed decision.  If Pfizer chooses to keep the details of its partnered programs confidential, based on publicly available information we have to assume the data must be positive and could potentially lead to a commercial opportunity with significant milestones and royalties worth much more than the current price being offered by Pfizer.